Collaborative Investor Engagement

Concerned shareholder of Assertio Holdings, Inc. urges shareholders to reject the Company's director nominees.

240.14a-103 Notice of Exempt Solicitation (Voluntary)

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Assertio Holdings, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Jerald Hammann

ADDRESS OF PERSON RELYING ON EXEMPTION: 1566 Sumter Ave. N, Minneapolis MN 55427

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure.

Concerned shareholder of Assertio Holdings, Inc. urges investors to vote "against" all of the Company's director nominees.

Jerald Hammann, an Assertio shareholder holding 82,550 shares, urges shareholders concerned about their investment in Assertio to vote "against" all of the Company's director nominees. Any stockholders who have already cast their ballots should immediately consider accessing their online ballot at www.proxyvote.com or calling their broker to change their ballot to reflect a vote "against" all Assertio directors. The deadline by which to do so is imminent.

Hammann first contacted the Company on November 9, 2023, after the November 8, 2023, earnings call, requesting that the Company provide material information not disclosed on the earnings call. After receiving no response, he contacted the Company on November 30, 2023, and again on January 17, 2024, still without receiving any response. In order to obtain the information requested, Hammann was forced to make a January 24, 2024, Demand For Inspection Of Books And Records, and even after making this Demand, was forced to amend his Demand on February 14, 2024, to overcome the Company's objections to his original Demand. While the Company has begun cooperating with Hammann's requests, he continues to believe that the material information he obtained should have been publicly disclosed earlier.

Hammann first purchased shares in the Company on February 24, 2023. While he has experienced substanial unrealized investment losses, he remains hopeful for the Company's prospects. However, based on his personal interactions with the Company, he has become convinced that governance change is necessary. To this end, Hammann has submitted two director nominations to the Board for consideration and is actively working to identify additional director candidates who he feels will better represent the interests of shareholders.

Hammann has voted all of his shares "against" all of the Company's director nominees and urges other Assertio shareholders to do the same. Any stockholders who have already cast their ballots should immediately consider accessing their online ballot at www.proxyvote.com or calling their broker to change their ballot to reflect a vote "against" all Assertio directors. The deadline by which to do so is imminent.

If you are interested in discussing your investment objectives relative to Assertio Holdings, Inc. or in discussing its 2024 annual shareholder meeting, please contact Jerald Hammann at investoradvocacy411@gmail.com or (612) 470-4478.

Disclaimers

This is not a solicitation of authority to vote your proxy. Please DO NOT send the author your proxy card. The author is not able to vote your proxy, nor does this communication contemplate such an event.

This is not an offer to enter into any agreement to act together with any shareholder for the purpose of acquiring, holding, voting, or disposing of equity securities. The author has no present intent to enter into a group pursuant to 17 CFR § 240.13d-5(b)(1).

The views expressed are those of the author as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This communication should not be construed as a research report.